[Letterhead of Schulte Roth & Zabel LLP]

December 10, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Brigitte Lippmann Nudrat Salik

Re:	BlueLinx Holdings Inc. Registration Statement on Form S-1 (the "Registration Statement") File No. 333-118750

Dear Ms. Lippmann and Ms. Salik:

        On behalf of BlueLinx Holdings Inc. (the "Registrant"), we sent a letter to the Staff dated November 7, 2004 (the "Supplemental Letter"), in response to the comments of the Staff set forth in its letter dated October 27, 2004, concerning the Registration Statement (the "Comment Letter"). At the request of the Staff, we are resubmitting certain information: the Supplemental Letter and a Reconciliation of Equity Issuances and Valuation Analysis prepared by the Registrant (the "Reconciliation"). We are requesting confidential treatment of the Reconciliation, and our confidential treatment request for that document will be submitted under separate cover in accordance with Rule 83 of the Freedom of Information Act ("FOIA"), 17 C.F.R. 200.83.

        In accordance with Rule 418(b) of the Securities Act of 1933, as amended, attached is the information requested by the Staff, other than the Reconciliation, which is covered by the FOIA confidential treatment request.

Very truly yours,
/s/ KRISTIN M. BOVALINO
Kristin M. Bovalino, Esq.

CC:	Barbara V. Tinsley (without enclosures) BlueLinx Holdings Inc. General Counsel and Secretary
David J. Morris (without enclosures) BlueLinx Holdings Inc. Chief Financial Officer
Michael R. Littenberg, Esq. (without enclosures) Schulte Roth & Zabel LLP

[Letterhead of Schulte Roth & Zabel LLP]

November 7, 2004

VIA COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Nathan Cheney

Re:	BlueLinx Holdings Inc. Registration Statement on Form S-1 (the "Registration Statement") File No. 333-118750

Dear Mr. Cheney:

        On behalf of BlueLinx Holdings Inc. (the "Registrant"), I wish to thank you for agreeing to discuss supplementally with the Registrant some of your accounting comments set forth in the Staff's letter dated October 27, 2004, concerning the Registration Statement. The Registrant wishes to discuss with you comment 3 (specifically prior comment 84 pertaining to its analysis of all equity issuances since its formation and a reconciliation to the fair value indicated by the anticipated IPO price range), comment 38 (pertaining to the Registrant's valuation analysis and other support in order to establish that the private placement to management should not be treated as compensatory) and comment 39 (setting forth the Registrant's calculations of options issued on August 30, 2004 and August 31, 2004 including a summary of the assumptions used in the model, the Registrant's basis for using those assumptions and the basis of the fair value at the date of grant).

        The Registrant believes that these three comments are related. As you requested, in anticipation of this call, the Registrant has prepared a document entitled "Reconciliation of Equity Issuances and Valuation Analysis," which is intended to respond to your comments. In addition, we also attach a prepared response to comment 39 that is an excerpt from our draft response letter.

        The Registrant has also included copies of valuation reports performed by KPMG LLP and certain related materials to support its analysis with respect to its responses. To facilitate the Staff's review of these reports, we have tabbed the most relevant pages.

        Pursuant to Rule 418(b), we respectfully request that the supplemental information attached to this letter be returned to the Registrant upon completion of its review.

        I will call you on Monday morning to coordinate a phone call with the Registrant.

Very truly yours,
/s/ EDWARD H. SCHAUDER
Edward H. Schauder, Esq.

CC:	Ms. Lesli Sheppard Brigitte Lippmann Nudrat Salik Securities and Exchange Commission
Barbara V. Tinsley (without enclosures) BlueLinx Holdings Inc. General Counsel and Secretary
David J. Morris (without enclosures) BlueLinx Holdings Inc. Chief Financial Officer
Michael R. Littenberg, Esq. (without enclosures) Schulte Roth & Zabel LLP